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CUSIP No. 594060 10 5

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. 11 )(1)

                         Michael Anthony Jewelers, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   594060 10 5
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                                 (CUSIP Number)

                             Rita A. Martin-Crowley
                         Michael Anthony Jewelers, Inc.
               115 South MacQuesten Parkway, Mt. Vernon, NY 10550
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 29, 1999
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 3 Pages)



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                                       13D

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
------------------ -------------------------------------------------------------------------------
1                  NAMES OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Anthony Paolercio, Jr.  ###-##-####
------------------ -------------------------------------------------------------------------------
2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   (a) [   ]

                   (b) [ X ]
                   Reporting person is the brother of Michael W. Paolercio who is also filing a Form 13D.
------------------ -------------------------------------------------------------------------------
3                  SEC USE ONLY

------------------ -------------------------------------------------------------------------------
4                  SOURCE OF FUNDS*
                    PF
------------------ -------------------------------------------------------------------------------
5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                   TO ITEM 2(d) OR 2(e)
                   [  ]

------------------ -------------------------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION
                     U. S. Citizen
------------------ -------------------------------------------------------------------------------
        NUMBER OF SHARES          7                SOLE VOTING POWER
                                                       982,700
                                  ---------------- ----------------------------------------------------
     BENEFICIALLY OWNED BY        8                SHARED VOTING POWER
                                                       0
                                  ---------------- ----------------------------------------------------
         EACH REPORTING           9                SOLE DISPOSITIVE POWER
                                                       982,700
                                  ---------------- ----------------------------------------------------
          PERSON WITH             10               SHARED DISPOSITIVE POWER
                                                       0
------------------- -------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       982,700
------------------- -------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*
                    [X]
                     458,000 shares are held in trust for the children of
                    reporting person. Reporting person disclaims beneficial
                    ownership of such shares.

------------------- -------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       14.3%
------------------- -------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*
                      In
------------------- -------------------------------------------------------------------------------



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Anthony Paolercio, Jr. hereby further amends (the "Amendment") the Statement on
Schedule 13D dated December 18, 1986, as first amended on July 24, 1990 and as further amended on November 9, 1990, October 24, 1991, October 30, 1992, April 23, 1993, December 28, 1993, January 18, 1994, June 22, 1994, May 8, 1998 and
December 7, 1998 relating to the Common Stock, $.001 par value per share ("Common Stock") of Michael Anthony Jewelers, Inc. (the "Company"), as follows:

Item 4.           Purpose of  Transaction.
                  ------------------------

         Mr. Paolercio is filing this Amendment since he purchased an aggregate of 46,900 shares of the Company's Common Stock on June 22, 1999 and June 29, 1999 in the open market.

Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

         (a) The aggregate number of shares of Common Stock and percentage of Common Stock of the Company owned directly by Anthony Paolercio, Jr. is 982,700 shares or approximately 14.3% of the Company's outstanding Common Stock. This includes 45,000 shares of Common Stock subject to option which become exercisable within 60 days of the date of this filing. Mr. Paolercio disclaims beneficial ownership of an aggregate of 458,000 shares of Common Stock held by trusts established for the benefit of his minor children.

         (b) Mr. Paolercio has sole power to vote or direct the vote of 1,440,700 Shares. This includes 458,000 shares of common stock held by trusts established for the benefit of his minor children. He has the sole power to dispose of or direct the disposition of 982,7000 Shares.

         (c) Mr. Paolercio made the following purchases of the Company's Common Stock: On June 22, 1999, he purchased 11,150 shares in the open market at a price of $3.6875 per share and he purchased 25,000 shares in the open market at a price of $3.75 per share; on June 29, 1999 he purchased 6,000 shares in the open market at a price of $3.9323 per share; 2,000 shares in the open market at a price of $3.75 per share and 2,750 shares in the open market at a price of $3.75 per share

         (d)      Not applicable.

         (e)      Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 11 to the Statement on Schedule 13D concerning Michael Anthony Jewelers, Inc. is true, complete and correct.


Dated:            July 1, 1999                     By /s/ Anthony Paolercio, Jr.
                                                      --------------------------
                                                   Anthony Paolercio, Jr.

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